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                           February 1, 2024

       Enrique L  pez Lecube
       Chief Financial Officer
       Bioceres Crop Solutions Corp.
       Ocampo 210 bis, Predio CCT, Rosario
       Province of Santa Fe, Argentina

                                                        Re: Bioceres Crop
Solutions Corp.
                                                            Form 20-F for
Fiscal Year Ended June 30, 2023
                                                            Form 6-K Filed
September 11, 2023
                                                            File No. 001-38836

       Dear Enrique L  pez Lecube:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended June 30, 2023

       Item 4. Information on the Company
       A. History and Development of the Company
       General Overview, page 42

   1. We note your presentation of Adjusted EBITDA without also presenting the most directly comparable financial
measure or measures calculated and presented in accordance with
                                                        IFRS-IASB with equal or
great prominence. Please revise your presentation to comply
                                                        with Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and
                                                        Disclosure
Interpretations for Non-GAAP Financial Measures. Address this comment in your earnings press
releases for Adjusted EBITDA, Adjusted EBITDA margin and net debt / LTM Adjusted
EBITDA included as exhibits to Form 6-K in accordance with Rule
                                                        100(a) of Regulation G
as interpreted by Question 102.10(a) of the Compliance and
                                                        Disclosure
Interpretations for Non-GAAP Financial Measures.
 Enrique L  pez Lecube
FirstName LastNameEnrique
Bioceres Crop Solutions Corp.L  pez Lecube
Comapany1,NameBioceres
February   2024          Crop Solutions Corp.
February
Page 2 1, 2024 Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 73

2. Please provide a more comprehensive discussion and analysis of your operating results at both the consolidated and segment levels, including the segment profit measure used by the CODM, gross profit, that includes specific, material factors positively and negatively impacting each material line item along with an analysis of those material factors. In this regard, refer to the expanded analysis you provide in your earnings press release included in the 6-K filed on September 11, 2023. As part of your analysis, provide the impact of the Syngenta distribution and R&D agreement and the supply agreement to revenue and also your profit measures. For revenue, ensure you also discuss and quantify the extent to which changes in pricing, volume and/or the introduction of new products contributed to fluctuations at the consolidated and segment levels. To the extent that a change in the mix of products has impacted your profit measure, provide an explanation for what the change entails and whether you expect the change to continue into the future. When multiple factors positively and/or negatively impact a line item, ensure you quantify the impact of each factor. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the
         Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.
B. Liquidity and Capital Resources, page 77

3. We note your disclosure on page 20 that the Argentinian subsidiaries are temporarily restricted from making payments for foreign debt. Please provide a discussion of where your cash and cash equivalents are held, the amount of debt held outside of Argentina and how you are making payments on this debt. Refer to Item 303(b)(1)(i) of Regulation S-K and Section 501.13 of the Financial Reporting Codification (i.e., Release 33-8350, Section
         IV) for guidance.
4. Please expand your analysis of operating cash flows to discuss the material factors impacting the amount recognized to explain the material factors resulting in you recognizing positive, near breakeven cash flows of $2.6 million for fiscal year 2023 compared to negative operating cash flows of $17.5 million for fiscal year 2022. As part of your analysis, address the increase in trade receivables of $56.9 million, which appears to have increased at a higher rate than revenues. An analysis of days sales outstanding or other measures utilized by management to monitor the aging of your trade receivables, the largest components of total current assets, may be useful to an investor. Refer to Item
         303(b)(1)(i) of Regulation S-K and Section 501.13 of the Financial Reporting
         Codification (i.e., Release 33-8350, Section IV) for guidance. Consolidated Statements of Comprehensive Income, page F-8

5. Please tell us what the total amount for Revenues from contracts with customers, Initial recognition and changes in fair value of biological assets at the point of harvest, and
 Enrique L  pez Lecube
FirstName LastNameEnrique
Bioceres Crop Solutions Corp.L  pez Lecube
Comapany1,NameBioceres
February   2024          Crop Solutions Corp.
February
Page 3 1, 2024 Page 3
FirstName LastName
         changes in the net realizable value of agricultural products after harvest represents and why you believe it is in accordance with IAS 1.85 and IAS 41.
2. Accounting Standards and Basis of Preparation
Functional currency and presentation currency, page F-14

6.       We note your disclosures that beginning on July 1, 2022, the main
Argentinian
         subsidiaries changed their functional currency from Argentine Pesos to United States
         Dollars. Please provide us with a more comprehensive discussion of the specific facts and circumstances of the events that led management to conclude that there was a change to the functional currency of the main Argentinian subsidiaries and how management concluded that the United States Dollar now reflects the underlying transactions, events and conditions of these subsidiaries. As part of your response, provide the specific references to the guidance in IAS 21 that supports your conclusions. Finally, provide disclosures for this change that provides investors with a better understanding of these facts and circumstances that led to the change in functional currency and how the change in functional currency specifically impacted your consolidated financial statements here or within MD&A.
4. Summary of Significant Accounting Policies
4.18 Revenue Recognition, page F-30

7. Please expand your accounting policy to provide the following information:
             A more comprehensive explanation of the methods used to recognize revenue for services recognized over time per IFRS 15.124.
             When you recognize revenue for services are not able to be estimated reliably.
             Significant payment terms per IFRS 15.117 and IFRS 15.119(b). Obligations for returns, refunds, warranties, or other similar obligations per IFRS
             15.119(d) and 119(e).
             A more comprehensive discussion of the significant judgments in estimating variable consideration per IFRS 15.123 and 126.
6. Acquisitions and Other Significant Transactions
Syngenta Seedcare Agreement, page F-34

8. We note that you entered into an exclusive global distribution and R&D collaboration agreement and also an exclusive supplier agreement with Syngenta on September 12,
         2022. Please provide us with a description of the material terms of both of the agreements, your accounting for all of the material components in the contract and how you are accounting for these agreements along with specific references to the applicable authoritative literature. Ensure that your response addresses the following:
             How you concluded that the $50 million upfront payment by Syngenta was only to be allocated to the rights to use your trademarks even though the agreement also includes the right to be an exclusive global distributor of certain of your products and also the joint R&D program. To the extent that you concluded that the right as an
 Enrique L  pez Lecube
FirstName LastNameEnrique
Bioceres Crop Solutions Corp.L  pez Lecube
Comapany1,NameBioceres
February   2024          Crop Solutions Corp.
February
Page 4 1, 2024 Page 4
FirstName LastName
              exclusive distributor of your products and the right to use your trademarks represents one performance obligation, provide us with your analysis of the guidance in IFRS
              15.31 through 38 such that the single performance obligations is satisfied at a point in time rather than over time. Refer to the guidance in IFRS 15.B48 through B62.
                For the sales-based royalty of 50% to 30% of the profits generated by sales conducted by Syngenta depending on the geography and the year, please provide us with your analysis of the material terms and the guidance in IFRS 15.B63 through B63B to support your conclusion that the royalty revenues are to be recognized at the later of when the performance obligation is satisfied or the sale occurs rather than as variable consideration in accordance with IFRS 15.50 through 59. Also address how the minimum global target for royalties impacts your recognition of revenue.
                We note your statement that the products sold to Syngenta under the Supply
              Agreement are set at fair market value. Please explain what you mean by fair market value and how Syngenta will be able to generate any gross profit, if they are buying the products at the same price as any other market participant.
9. Taxation, page F-58

9. We note the reconciliation that you provide from the statutory tax rate to the effective tax rate. It does not appear that the beginning point of the reconciliation is earnings before income tax multiplied by the Argentine statutory rate, as disclosed, for any period presented. Please tell us how your presentation for each period presented complies with the disclosure requirements in IAS 12.81(c). Further, please provide a comprehensive explanation in MD&A for the material factors impacting the amount of income tax benefit
         (expense) recognized for each period presented including quantification of those factors.
6-K Filed September 11, 2023

Exhibit No. 99.1

10. Please provide reconciliations for all non-GAAP financial measures presented for each period presented from the most comparable financial measure or measures calculated and presented in accordance with IFRS-IASB in accordance with Rule 100(a)(2) of Regulation
         G, as interpreted by Question 102.10(b) of the Compliance and Disclosure Interpretations
         for Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
 Enrique L  pez Lecube
Bioceres Crop Solutions Corp.
February 1, 2024
Page 5
                                             Sincerely,
FirstName LastNameEnrique L  pez Lecube
                                             Division of Corporation Finance
Comapany NameBioceres Crop Solutions Corp.
                                             Office of Industrial Applications
and
February 1, 2024 Page 5                      Services
FirstName LastName